UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1996
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                ---------------------------------------------
                           (Full title of the plan)



                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48243-7301 3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                   Peter R. Bible
                                                   Chief Accounting Officer
                                                   General Motors Corporation
                                                   3044 West Grand Blvd.
                                                   Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1996 and 1995  . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1996 and 1995        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental Schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1996. . . . . . . . . . .       15
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1996. . . . . . . . . . . . .       17
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      19





                                  SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 20, 1997           By:
         -------------                        /s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 3, 1997

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, l996 AND 1995
                                           1996                1995
                                        -----------         -----------
                                           (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General
    Motors Savings Plans Master
    Trust (Note C)                       $1,605,783          $1,500,282
    Mutual funds                            823,411             389,093
  Common and collective trust -
    Fixed Income Fund                       338,676             140,988
  Participant loans                         349,846             287,372
                                          ---------           ---------
                                          3,117,716           2,317,735

Investments, at contract value (Note A)-
  Investment contracts                    1,741,340           1,475,328
                                          ---------           ---------
    Total investments                     4,859,056           3,793,063
                                          ---------           ---------
Due from brokers for securities sold                            207,484
Accrued investment income                     7,647              10,430
                                          ---------           ---------
    Total assets                          4,866,703           4,010,977

LIABILITIES:
  Due to brokers for securities
    purchased                                 2,287              12,302
                                          ---------           ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $4,864,416          $3,998,675
                                          =========           =========


Reference should be made to the Notes to Financial Statements.


                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                1996                1995
                                              --------            ---------
                             (Dollars in Thousands)
ADDITIONS:
  Investment income:
    Net appreciation in fair
      value of mutual fund investments        $ 38,469             $ 19,392
    Dividends                                   59,949               19,750
    Interest                                   130,572              124,415
    Net investment earnings from the
      General Motors Savings Plans
      Master Trust (Note C)                    220,190              376,388
                                             ---------            ---------
      Total investment income                  449,180              539,945
                                             ---------            ---------

  Contributions:
    Employer                                     1,733                1,829
    Participants                               602,428              571,698
                                             ---------            ---------
      Total Contributions                      604,161              573,527
                                             ---------            ---------
    Total additions                          1,053,341            1,113,472

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS    (187,600)            (170,476)
                                             ---------            ---------

NET INCREASE                                   865,741              942,996

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                          3,998,675            3,055,679
                                             ---------            ---------

  End of year                               $4,864,416           $3,998,675
                                             =========            =========

Reference should be made to the Notes to Financial Statements.


                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

A.  THE PLAN

  GENERAL - General Motors Corporation (the "Corporation") and certain unions have established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate employees may participate and accumulate savings under the Plan on the first day of the first pay period next following the attainment of seniority, as defined in the Plan. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 18% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to 8% of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions in the paragraph above.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee tax deferred savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   General Motors Common Stock Funds: $1-2/3 Par Value, Class H, $0.10 Par Value
   - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. The return on investment will be determined by the market price of the respective General Motors common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Assets invested in each of the GM Common Stock Funds ($1-2/3 par value, Class
   H) are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest of all the assets invested in the respective GM Common Stock Fund. The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of each unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Equity Index Fund - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Balanced Fund - Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. or non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in Funds which utilize such financial instruments is not considered significant to the Plan's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the Equity Index Fund.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. In addition to the investment contracts, the Income Fund also invests in a short-term fixed income portfolio (the "Fixed Income Fund")which invests in U.S.
   Government debt obligations and cash.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an income fund investment option. This fund will be eliminated in five years. The annual rates of return, maturity dates, issuing company and investment contract balances at December 31, 1996 and 1995, respectively, are as follows:

                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/96        12/31/95
-----------   ----------  -----------------    --------------  --------------
                                                   (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $326,266        $212,085
Variable      N/A          Metropolitan Life*       111,461         105,087
Variable      N/A          New York Life*                 -         210,732
   7.51%      12/31/96     New York Life                  -         112,607
Variable      N/A          New York Life            107,289         101,590
   6.32%      12/31/97     Principal Mutual         175,783         204,758
   7.14%      12/31/96     Metropolitan Life              -         187,749
   6.04%      12/12/00     Metropolitan Life        323,173               -
   6.48%      3/31/00      John Hancock             156,430               -
   6.39%      12/31/97     New York Life            102,563         113,832
   6.55%      12/31/00     New York Life            209,282               -
   6.39%      12/31/97     New York Life             59,861          66,520
   6.13%      N/A          John Hancock*             84,346          79,920
   6.14%      6/30/99      John Hancock              84,886          80,448
                                                  ---------       ---------
Total                                            $1,741,340      $1,475,328
                                                  =========       =========

 *Individual Separate Account.

   The average yield on guaranteed investment contracts in the Income Fund was 7.58% and 8.17% for the years ended December 31, 1996 and 1995, respectively.

   The contract value of investment contracts in the Income Fund approximates fair value as of December 31, 1996.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES




   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   PARTICIPANT LOANS - Once each year, eligible participants may borrow from their plan accounts. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the maximum loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Plan are prepared under the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   o  Certain costs of Plan administration are paid by the Corporation.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


   Employee benefit plans participating in the Master Trust include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  Saturn Personal Choices Savings Plan for Non-Represented Members

   The Master Trust is composed of five commingled master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

   As of December 31, 1996 and 1995, the Plan had approximately a 22% and 20% interest in the Master Trust, respectively.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

   The net assets available for benefits of all participating plans in the Master Trust at December 31, 1996 and 1995 are summarized as follows (dollars in thousands):

   ASSETS:                                                1996         1995
      Investments, at fair value:                    ---------    ---------
         Common Stock:
            General Motors $1-2/3 par value         $4,237,497   $4,696,965
            General Motors Class H, $0.10 par value    389,506      261,927
            EDS Common Stock, $0.10 par value          632,206      759,539
            Other Corporate                             12,440       11,666
         U.S. Government Securities                      1,875           33
         Common and collective trust                 2,063,946    1,612,315
         Cash                                           79,952      103,410
                                                     ---------    ---------
            Total investments                        7,417,422    7,445,855
      Receivables:
         Due from broker for investments sold            2,081       13,152
         Accrued investment income                       1,633        1,591
                                                     ---------    ---------
      Total receivables                                  3,714       14,743
                                                     ---------    ---------
            Total assets                            $7,421,136   $7,460,598
                                                     =========   ==========

   Liabilities -
      Due to broker for securities purchased                49          186
                                                     ---------   ----------
   Net assets available for benefits                $7,421,087   $7,460,412
                                                     =========   ==========

   The total investment  earnings of all participating plans in the Master Trust for the years  ended  December  31,  1996 and 1995 is  summarized  as follows
   (dollars in thousands):
                                                        1996           1995
                                                     ---------    ---------

   Interest                                             $5,651       $9,570
   Dividends                                           145,877      125,249
   Net appreciation in fair value
     of investments:
     Common stocks                                     192,900    1,296,102
     U.S. Government securities                             78          109
     Common and collective trust                       365,828      405,995
     Registered investment company                       6,410        9,301
                                                    ----------    ---------
   Total net appreciation in fair value
     of investments                                    565,216    1,711,507
                                                    ----------    ---------
   Total investment earnings                          $716,744   $1,846,326
                                                    ==========    =========

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

D.  FUND INFORMATION

   Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1996 and 1995. Mutual fund investment options which individually comprise less than 5% of the Plan's total net assets available for benefits have been combined.

                                                 1996               1995
                                               ---------          --------
                                                 (Dollars in Thousands)
   Participant Contributions:
      Master Trust                             $172,456           $190,041
      Income Fund                               287,528            301,027
      Mutual funds                              142,444             80,630
                                                -------            -------
      Total                                    $602,428           $571,698
                                                =======            =======
   Employer Contributions:
      Master Trust                             $  1,733           $  1,829
                                                =======            =======
   Investment income:
      Interest and Dividends
         Master Trust                          $ 36,093           $ 31,309
         Income Fund                            126,812            122,907
         Mutual funds                            63,709             21,258
                                                -------            -------
      Total                                    $226,614           $175,474
                                                -------            -------
      Net appreciation in fair
      value of investments
         Master Trust                          $184,097           $345,079
         Mutual funds                            38,469             19,392
                                                -------            -------
      Total                                     222,566            364,471
                                                -------            -------
         Total investment income               $449,180           $539,945
                                                =======            =======
   Distribution to participants:
      Master Trust                             ($58,220)          ($49,842)
      Income Fund                              (108,343)          (103,603)
      Mutual funds                              (15,717)           (12,155)
      Participant loans                          (5,320)            (4,876)
                                                -------            -------
   Total                                      ($187,600)         ($170,476)
                                               ========           ========


E.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

F.  FEDERAL INCOME TAXES

   In March 1991, the Plan was determined by the Internal Revenue Service (the "IRS") to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan has been amended since the effective date included in the determination by the IRS. In December 1996, the Corporation filed with the IRS a determination request regarding the Plan, as amended. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

                                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

G.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        GENERAL MOTORS SAVINGS PLANS MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM           GM
                                          $1-2/3 Par     Class H        EDS
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------   ------------  ------------   --------    ------------
                                                               (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding         7,008            31             83        1,934       37,319
  Net asset value per unit               $128.23       $176.96        $147.64       $12.77       $14.50

Quarter ended June 30
  Plan number of units outstanding          7,154           29            78        2,024         38,699
  Net asset value per unit                $126.04      $167.55       $139.53       $13.09         $14.98

Quarter ended September 30
  Plan number of units outstanding          7,813           29            76        2,006         38,875
  Net asset value per unit                $115.68      $161.38       $159.12       $13.39         $15.62

Quarter ended December 31
  Plan number of units outstanding          6,627           28            73        2,078         39,849
  Net asset value per unit                $134.18      $156.74       $112.81       $14.16         $16.93


                                     THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                  FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

G.  PARTICIPANT UNIT DATA - Concluded

    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        GENERAL MOTORS SAVINGS PLANS MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM          GM
                                          $1-2/3 Par    Class H          EDS
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         ------------  ------------  ------------   --------    ------------
                                                                (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding           9,590           37           100        1,409         30,830
  Net asset value per unit                 $104.11      $116.92       $100.63       $10.56         $10.97

Quarter ended June 30
  Plan number of units outstanding           9,031           36            87        1,474         32,137
  Net asset value per unit                 $110.81      $112.66       $112.57       $11.22         $12.02

Quarter ended September 30
  Plan number of units outstanding           8,505           34            91        1,580         33,368
  Net asset value per unit                 $111.62      $117.20       $118.11       $11.85         $12.98

Quarter ended December 31
  Plan number of units outstanding           7,742           32            87        1,752         35,173
  Net asset value per unit                 $126.37      $139.41       $134.71       $12.41         $13.76



                                                      * * * * * *

                                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                AS OF DECEMBER 31, 1996


                                                                         Current
        Description of Investment                       Cost             Value
------------------------------------------------      -----------      ----------
                                                       (Dollars in Thousands)
Value of Interest in General Motors
  *Savings Plans Master Trust                          $1,201,211      $1,605,783

  Fixed Income Fund                                       338,676         338,676

  *Loan Fund                                                    -         349,846

  *Fidelity Mutual Funds:
  ----------------------------
  Fidelity                                                 13,193          13,663
  Puritan                                                  28,071          28,249
  Trend                                                     2,805           2,833
  Magellan                                                 84,943          84,633
  Contra Fund                                              92,213          98,470
  Equity Income                                            27,869          29,438
  Growth Company                                           33,100          34,500
  Investment Grade                                          6,467           6,428
  Growth & Income                                          57,821          61,694
  Value                                                    41,112          40,164
  Government Securities                                     5,402           5,342
  Retirement Growth                                        12,493          11,770
  OTC Portfolio                                            22,952          23,157
  Overseas                                                 12,062          12,265
  Europe                                                   10,215          10,603
  Pacific Basin                                             8,266           7,858
  Real Estate                                               9,395          10,753
  Balanced Fund                                             7,819           8,191
  International Growth & Income                             3,690           3,888
  Capital Appreciation                                      3,624           3,617
  Convertible Securities                                    3,061           3,084
  Canada                                                    2,023           1,793
  Utilities                                                 6,080           6,333
  Blue Chip                                                99,001         104,171
  Asset Manager                                             8,150           8,294
  Disciplined Equity                                        6,786           6,934
  Worldwide                                                11,882          12,568
  Equity Income II                                         78,660          82,303
  Stock Selector                                           14,332          14,745
  Asset Manager - Growth                                    6,901           7,053
  Diversified International                                 7,001           7,449
  Asset Manager - Income                                    1,625           1,627
  Dividend Growth                                          45,982          50,660
  Fidelity Global Balanced                                    604             625
  Fidelity Small Cap Stock                                 12,516          13,024
  Global Bond                                               1,127           1,130
  Fidelity Fifty                                            3,993           4,102
  ----------------------------                            -------         -------
  Total Mutual Funds                                     $793,236        $823,411
                                                          =======         =======



                                THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                            FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AS OF DECEMBER 31, 1996
                                              Concluded


                                                                                         Current
     Description of Investment                                            Cost            Value
---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Principal Mutual         12/31/97         GA405451      6.32%      $    175,783     $  175,783
  Metropolitan Life           N/A            GA13653    Variable          326,266        326,266
  Metropolitan Life        12/12/00         GAC24597      6.04%           323,173        323,173
  Metropolitan Life           N/A            GA13635    Variable          111,461        111,461
  New York Life               N/A            GA30331    Variable          107,289        107,289
  New York Life            12/31/00       GA30331002      6.55%           209,282        209,282
  New York Life            12/31/97       GA06363002      6.39%            59,861         59,861
  New York Life            12/31/97       GA06363003      6.39%           102,563        102,563
  John Hancock             3/31/00            GA8504      6.48%           156,430        156,430
  John Hancock                N/A         GA7921SA86      6.13%            84,346         84,346
  John Hancock             6/30/99       GAC7878SA85      6.14%            84,886         84,886
                                                                        ---------      ---------
  Total Investment Contracts                                            1,741,340      1,741,340
                                                                        ---------      ---------
  Total Investments                                                    $4,074,463     $4,859,056
                                                                        =========      =========


 *Party-in-Interest



                                THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                             FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                               Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                          (Dollars in Thousands)
                                                            Purchases                    Sales
                                                            ---------     ---------------------------------------
Identity of                                                  Purchase      Sales        Original       Net Gain
Party/Broker         Description of Asset                     Price        Price          Cost           (Loss)
------------         --------------------------------       ---------     -------     ------------   ------------
                                       SERIES REPORTABLE TRANSACTIONS (continued)
                                       ------------------------------------------

State Street Bank    Fixed Income Fund
  and Trust          (174 purchases, 142 sales)            $1,284,417    $1,115,704     $1,115,704      $     -

Metropolitan Life    Investment Contract No. GA12835
  Insurance Co.      (0 purchases, 12 sales)                        -       200,011        200,011            -

Metropolitan Life    Investment Contract No. GA24597
  Insurance Co.      (6 purchases, 0 sales)                   323,173             -              -            -

John Hancock         Investment Contract No. GA8504
                     (9 purchases, 0 sales)                   156,430             -              -            -

New York Life        Investment Contract No. GA06867
  Asset Management   (0 purchases, 1 sale)                          -       219,820        219,820            -

New York Life        Investment Contract No. GA30331002
  Asset Management   (10 purchases, 0 sales)                  209,282             -              -            -


                                             SINGLE REPORTABLE TRANSACTIONS
                                             ------------------------------


Metropolitan Life    Investment Contract No. GA12835
  Insurance Co.       - Maturity                             $      -      $169,455       $169,455      $     -

Metropolitan Life    Investment Contract No. GAC24597
  Insurance Co.       - Purchase                              219,820             -              -            -






                                        THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                     FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS - Concluded
                                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                                 (Dollars in Thousands)
                                                            Purchases                    Sales
                                                            ---------     ---------------------------------------
Identity of                                                  Purchase      Sales        Original       Net Gain
Party/Broker         Description of Asset                     Price        Price          Cost           (Loss)
------------         --------------------------------       ---------     -------     ------------   ------------
                                             SINGLE REPORTABLE TRANSACTIONS
                                             ------------------------------

New York Life        Investment Contract No. GA06867
  Asset Management   - Maturity                              $      -      $219,820       $219,820      $     -

New York Life        Investment Contract No. GA30331002
  Insurance Co.      - Sale                                         -       200,000        200,000            -

John Hancock         Investment Contract No. GA8504
  Insurance Co.      - Purchase                               150,000             -              -            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Purchase                               166,701             -              -            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Purchase                               151,517             -              -            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Purchase                               202,509             -              -            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Sale                                         -       200,000        200,000            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Sale                                         -       150,000        150,000            -

State Street Bank    Fixed Income Fund
  and Trust Co.      - Sale                                         -       150,577        150,577            -




